ALLIANT ENERGY CORPORATION
4902 North Biltmore Lane
Madison, Wisconsin 53718

August 21, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Attn:	James Allegretto
Senior Assistant Chief Accountant, Office of Consumer Products

	Re:	Alliant Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 24, 2017
File No. 1-9894

Dear Mr. Allegretto:

Set forth below is the response of Alliant Energy Corporation (“Alliant Energy”), to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 10, 2017 (the “Comment Letter”), with respect to the above-referenced Annual Report on Form 10-K for the year ended December 31, 2016 (the “Form 10-K”).

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comment in italicized print below. Unless otherwise noted, references in this letter to page numbers and section headings refer to page numbers and section headings in the Form 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Results of Operations, page 32

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We note that you present measures entitled “utility electric margins” and “utility gas margins,” which appear to be non-GAAP measures of gross profit. Please clearly label these measures as non-GAAP measures. Please also revise your presentation to reconcile your non-GAAP measures to the closest GAAP measures (such as operating income) avoiding presentation of a full income statement reconciliation. Lastly, your reconciliation should begin with the GAAP measure so this non-GAAP measure does not receive undue prominence. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:
Alliant Energy respectfully acknowledges the Staff’s comment and we will expand our disclosures in future filings to more clearly label these measures as non-GAAP measures of gross profit and provide a reconciliation to the most directly comparable GAAP measure, operating income. In addition, to give the GAAP measure of operating income greater prominence in our presentation, we will present operating income for the applicable periods immediately prior to the reconciliation table. We will provide this expanded disclosure for Alliant Energy, Interstate Power and Light Company and Wisconsin Power and Light Company in our combined Form 10-Q and 10-K filings beginning with the Form 10-Q for the quarter ended September 30, 2017. An illustrative example of Alliant Energy’s proposed revised disclosures for the three years ending December 31, 2016, 2015 and 2014 is as follows:

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Results of operations include financial information prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) as well as utility electric margins and utility gas margins, which are not measures of financial performance under GAAP. Utility electric margins are defined as electric operating revenues less electric production fuel, purchased power and electric transmission service expenses. Utility gas margins are defined as gas operating revenues less cost of gas sold. Utility electric margins and utility gas margins are non-GAAP financial measures because they exclude other utility and non-regulated operating revenues, other operation and maintenance expenses, depreciation and amortization expenses, and taxes other than income tax expense.

Management believes that utility electric and gas margins provide a meaningful basis for evaluating and managing utility operations since electric production fuel, purchased power and electric transmission service expenses and cost of gas sold are generally passed through to customers, and therefore, result in changes to electric and gas operating revenues that are comparable to changes in such expenses. The presentation of utility electric and gas margins herein is intended to provide supplemental information for investors regarding operating performance. These utility electric and gas margins may not be comparable to how other entities define utility electric and gas margin. Furthermore, these measures are not intended to replace operating income as determined in accordance with GAAP as an indicator of operating performance.

The table below presents a reconciliation of utility electric and gas margins to the most directly comparable GAAP measure, operating income (in millions). In 2016, 2015 and 2014, operating income was $537.0 million, $577.0 million and $543.6 million, respectively.

Alliant Energy	2016	2015	2014
Electric utility operating revenues	$2,875.5	$2,770.5	$2,713.6
Electric production fuel and purchased power expenses	(854.0)	(837.7)	(877.2)
Electric transmission service expense	(527.9)	(485.3)	(447.5)
Utility Electric Margin (non-GAAP)	1,493.6	1,447.5	1,388.9

Gas utility operating revenues	355.4	381.2	517.5
Cost of gas sold	(194.3)	(219.1)	(327.8)
Utility Gas Margin (non-GAAP)	161.1	162.1	189.7

Other utility operating revenues	48.6	57.9	66.1
Non-regulated operating revenues	40.5	44.0	53.1
Asset valuation charges for Franklin County wind farm	(86.4)	—	—
Other operation and maintenance expenses	(606.5)	(629.5)	(665.0)
Depreciation and amortization expenses	(411.6)	(401.3)	(388.1)
Taxes other than income tax expense	(102.3)	(103.7)	(101.1)
Operating income	$537.0	$577.0	$543.6

We greatly appreciate your prompt response to this letter. If you have any questions regarding this letter, please contact me at (608) 458-3449.

Very truly yours,

/s/ Robert J. Durian
Robert J. Durian
Vice President, Chief Financial Officer and Treasurer

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